UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

DESCARTES SYS GROUP INC

(Name of Issuer)

COM

(Title of Class of Securities)

249906108

(CUSIP Number)

Dec 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G/A

CUSIP No.249906108

1)	Name of Reporting Person Bank Of Montreal
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 2,501,523
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 4,407,310
	8)	Shared Dispositive Power: 3,756

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,411,066
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11)	Percent of Class Represented by Amount in Row (9) 5.2211%
12)	Type of Reporting Person HC

SCHEDULE 13G/A

CUSIP No.249906108

1)	Name of Reporting Person BANK OF MONTREAL /CAN/
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 193,673
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 193,673
	8)	Shared Dispositive Power:

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 193,673
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11)	Percent of Class Represented by Amount in Row (9) 0.2292%
12)	Type of Reporting Person BK

SCHEDULE 13G/A

CUSIP No.249906108

1)	Name of Reporting Person BMO NESBITT BURNS INC.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 436,324
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 436,324
	8)	Shared Dispositive Power:

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 436,324
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11)	Percent of Class Represented by Amount in Row (9) 0.5164%
12)	Type of Reporting Person FI

SCHEDULE 13G/A

CUSIP No.249906108

1)	Name of Reporting Person BMO PRIVATE INVESTMENT COUNSEL INC.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 180,466
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 180,466
	8)	Shared Dispositive Power:

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 180,466
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11)	Percent of Class Represented by Amount in Row (9) 0.2136%
12)	Type of Reporting Person IA

SCHEDULE 13G/A

CUSIP No.249906108

1)	Name of Reporting Person BMO HARRIS BANK N.A.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 411
	6)	Shared Voting Power:
	7)	Sole Dispositive Power:
	8)	Shared Dispositive Power: 3,149

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,149
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11)	Percent of Class Represented by Amount in Row (9) 0.0037%
12)	Type of Reporting Person BK

SCHEDULE 13G/A

CUSIP No.249906108

1)	Name of Reporting Person BMO ASSET MANAGEMENT INC.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 835,808
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 2,742,006
	8)	Shared Dispositive Power:

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,742,006
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11)	Percent of Class Represented by Amount in Row (9) 3.2455%
12)	Type of Reporting Person IA

SCHEDULE 13G/A

CUSIP No.249906108

1)	Name of Reporting Person BMO ASSET MANAGEMENT LIMITED
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 854,841
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 854,841
	8)	Shared Dispositive Power:

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 854,841
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11)	Percent of Class Represented by Amount in Row (9) 1.0118%
12)	Type of Reporting Person IA

SCHEDULE 13G/A

CUSIP No.249906108

1)	Name of Reporting Person BMO FAMILY OFFICE LLC
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power:
	6)	Shared Voting Power:
	7)	Sole Dispositive Power:
	8)	Shared Dispositive Power: 607

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 607
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11)	Percent of Class Represented by Amount in Row (9) 0.0007%
12)	Type of Reporting Person IA

SCHEDULE 13G/A

CUSIP No. 249906108

ITEM 1(a).	Name of Issuer.

DESCARTES SYS GROUP INC

ITEM 1(b).	Address of Issuer’s Principal Executive Offices.

Descartes Systems Group Inc.

120 Randall Drive

Waterloo, Ontario, Canada XX N2V 1C6

ITEM 2(a).	Names of Persons Filing.

Bank Of Montreal

BMO NESBITT BURNS INC.

BMO PRIVATE INVESTMENT COUNSEL INC.

BMO HARRIS BANK N.A.

BMO ASSET MANAGEMENT INC.

BMO ASSET MANAGEMENT LIMITED

BMO FAMILY OFFICE LLC

ITEM 2(b).	Address of Principal Business Office or, if none, Residence.

Bank Of Montreal

1 First Canadian Place

Toronto, Ontario, Canada M5X 1A1

BMO Nesbitt Burns, Inc.

IBG Finance Dept.

FCP – 7th Floor

Toronto, ON, Canada M5X 1H3

BMO Private Investment Counsel Inc.

1 First Canadian Place

P.O. Box 150

9th Floor

Toronto, ON, Canada M5X 1H3

BMO Harris Bank N.A.

111 W. Monroe Street

Chicago, IL 60603

BMO Asset Management, Inc.

Royal Trust Tower

77 King Street West

Suite 4200

Toronto, ON, Canada M5K 1J5

BMO Asset Management Limited

Exchange House, 8th Floor, Primrose Street

London, EC2A 2NY

BMO Family Office, LLC

111 W. Monroe Street, Suite 12W

Chicago, IL 60603

ITEM 2(c).	Citizenship or Place of Organization.

Bank Of Montreal is organized under the laws of Canada

BMO NESBITT BURNS INC. is organized under the laws of Canada

BMO PRIVATE INVESTMENT COUNSEL INC. is organized under the laws of Canada

BMO HARRIS BANK N.A. is organized under the laws of United States

BMO ASSET MANAGEMENT INC. is organized under the laws of Canada

BMO Asset Management Limited is organized under the laws of the United Kingdom

BMO FAMILY OFFICE LLC is organized under the laws of United States

ITEM 2(d).	Title of Class of Securities.

COM

ITEM 2(e).	CUSIP Number.

249906108

ITEM 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.	Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bank of Montreal is reporting on this Schedule 13G/A securities held through its subsidiaries, BMO Nesbitt Burns Inc., BMO Private Investment Counsel Inc., BMO Harris Bank N.A., BMO Asset Management Inc., BMO Asset Management Limited, and BMO Family Office, LLC as fiduciaries for certain employee benefit plans, trust and/or customer accounts. As a result, participants in the plans, trust beneficiaries and customers are entitled to receive, or have the power to direct the receipt of, dividends and proceeds from the sale of such securities. No such person is known to have such an interest relating to more than five percent of the class of subject securities.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Bank of Montreal is the ultimate parent company of BMO Nesbitt Burns Inc., a non-U.S. institution, BMO Private Investment Counsel Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a non-U.S. institution, BMO Harris Bank N.A., a bank as defined in section 3(a)6 of the Act and a U.S. institution, BMO Asset Management Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a non-U.S. institution, and BMO Asset Management Limited, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and non-U.S. institution, and BMO Family Office, LLC an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable

ITEM 9.	Notice of Dissolution of Group.

Not Applicable

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 12th day of February, 2021.

BANK OF MONTREAL

/s/ Eric Moss
Eric Moss
Senior Vice President, Deputy General Counsel & Chief Compliance Officer